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Exhibit 4.2

STOCKHOLDERS' AGREEMENT

        STOCKHOLDERS' AGREEMENT dated as of October 26, 2001 (this "Agreement") among TRICOM, S.A. ("Tricom"), Oleander Holdings, Inc., a Panamanian corporation and wholly owned subsidiary of GFN Corporation Ltd. ("Oleander," together with any Permitted Transferee, the "GFN Stockholder"), and Walbeck Overseas Limited, a British Virgin Islands corporation ("Walbeck," together with any Permitted Transferee, the "Telecable Stockholders").

W I T N E S S E T H:

        WHEREAS, pursuant to the Purchase Agreement (as defined below), a wholly-owned subsidiary of Tricom is acquiring from Walbeck all of the issued and outstanding shares of TCN Dominicana, S.A. ("TCN") for consideration including shares of Class A Common Stock of Tricom; and

        WHEREAS, the parties hereto desire to enter into this Agreement to govern certain of their rights, duties and obligations after consummation of the transactions contemplated by the Purchase Agreement;

        NOW, THEREFORE, in consideration of the promises and mutual covenants and agreements hereinafter contained, the receipt and sufficiency of which is hereby mutually acknowledged, the parties hereto agree as follows:

ARTICLE I.
DEFINITIONS

        Section 1.1    Definitions.    Unless otherwise defined, all capitalized terms used herein shall have the meanings ascribed thereto in the Purchase Agreement. The following additional definitions shall apply for purposes of this Agreement.

        "1933 Act" means the Securities Act of 1933, as amended.

        "Affiliate" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediates controls, is controlled by or is under common control with the first specified Person. For the purpose of this definition, the term "control" (including with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as used with respect to any person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

        "Beneficially Own" shall have the meaning set forth in Rule 13d-3 of the U.S. Securities Exchange Act of 1934, as in effect on the date of this Agreement.

        "Board" means the board of directors of Tricom.

        "Business Day" means any day other than a Saturday, Sunday or other day on which the banking institutions in Santo Domingo, Dominican Republic are required or authorized to be closed.

        "Class A Common Stock" means the Class A Common Stock, par value RD$10 per share, of Tricom.

        "Class B Stock" means the Class B Stock, par value RD$10 per share, of Tricom.

        "Common Stock" means the Class A Common Stock and the Class B Stock (treating for the purpose of any calculation hereunder each outstanding share of Class B Stock as equal to the number of shares of Class A Common Stock into which each such share of Class B Stock is then convertible).

        "Permitted Transferee" means (a) any general partner, limited partner, member, or shareholder of such Stockholder that receives shares of Common Stock in a bona fide distribution pursuant to the terms of the transferor's organizational documents (so long as such documents are not amended for the purpose of permitting such a transfer), and any employee, officer or director of such Stockholder, or any spouse, lineal descendant (whether natural or adopted), sibling, parent, heir, executor, administrator, testamentary trustee, legatee or beneficiary of any of the foregoing Persons described in this clause (a) (collectively, "Stockholder Associates") and (b) any trust, the beneficiaries of which, or any corporation, limited liability company or partnership, the stockholders, members or general or limited partner of which include only such Stockholder, such Stockholder Associates; provided, however, that such Permitted Transferee agrees to become a party to and be bound by the terms of this Agreement to the same extent such Permitted Transferee's transferor was bound.

        "Person" means any individual, general partnership, limited partnership, corporation, limited liability company, joint venture, trust, business trust, cooperative or association, or any other legal entity.

        "Purchase Agreement" means the Stock Purchase Agreement dated as of July 13, 2001, as amended as of October 24, 2001, by and among Tricom, Tricom Centroamerica, S.A., a Panamanian corporation, Telecable Nacional, C por A, a Dominican corporation ("Telecable"), Walbeck, Oxview Trading Limited, a British Virgin Islands corporation ("Oxview" and together Walbeck and Telecable, the "Seller"), TCN and the Stockholders.

        "Qualifying Transaction" shall mean a single transaction or series of related transactions in which there is sold the greater of (i) 20% of the shares of Common Stock then owned by the GFN Stockholder or (ii) shares with an aggregate purchase price greater than $35 million; provided that any transaction which results in the Purchaser owning shares of Common Stock with more than 50% of all votes represented by the voting stock of Tricom (a "Change of Control Transaction") also shall be a Qualifying Transaction notwithstanding that the conditions set forth in (i) and (ii) are not satisfied.

        "Stockholder" means each Person (other than Tricom) who agrees in writing to be bound by the terms of this Agreement, whether in connection with its execution and delivery as of the date hereof, pursuant to Sections 4.1 and 6.3, or otherwise, so long as such Person Beneficially Owns any Common Stock.

        "Telecable Stockholder Representative" means Marino Ginebra, or any subsequent representative of the Telecable Stockholders appointed pursuant to Section 2.1.

ARTICLE II.
TELECABLE STOCKHOLDER REPRESENTATIVE

        Section 2.1    The Telecable Stockholder Representative.

        (a)  By executing and delivering this Agreement or any agreement of joinder referred to in Section 5.3, Walbeck and each Permitted Transferee thereof who subsequently becomes a party to this Agreement pursuant to such an agreement of joinder hereby appoints Marino Ginebra to act on his, her or its behalf as such Telecable Stockholder's representative, agent and attorney-in-fact in connection with this Agreement and to give and receive all notices and communications, take such actions, exercise such discretion and sign such consents, instruments or agreements as may be necessary or appropriate in the judgment of such representative to carry out the purposes of this Agreement. Any vacancy in the position of the Telecable Stockholder Representative shall be filled by a Person selected by a majority-in-interest of the Telecable Stockholders and such Permitted Transferees, provided that such Person must be reasonably acceptable to Tricom.

        (b)  The Telecable Stockholder Representative shall not be liable to any Telecable Stockholder for any act done or omitted hereunder unless it is finally determined by a court of competent jurisdiction that such act or omission resulted from the gross negligence or willful misconduct of the Telecable Stockholder Representative in such capacity.

        (c)  A decision, act, consent or instruction of the Telecable Stockholder Representative shall constitute a decision for all of the Telecable Stockholders and all of such Permitted Transferees and shall be final, binding and conclusive upon each of such Telecable Stockholders and each of such Permitted Transferees.

ARTICLE III.
AGREEMENT TO VOTE

        Section 3.1    Board of Directors.

        (a)  The parties hereto shall take, or cause to be taken, all actions necessary to elect or appoint as directors those individuals who have been nominated by the other parties hereto, including, without limitation, voting or causing to be voted any shares of Class B Stock and Class A Common Stock at meetings of shareholders in favor of such nominees and causing Tricom to call a special meeting of shareholders, and such nominees shall be elected or appointed directors in accordance with Tricom's By-laws and the applicable laws of the Dominican Republic.

        (b)  Upon the effectiveness of this Agreement, the Telecable Stockholders shall be entitled to nominate one (1) director to the Board, who shall be reasonably acceptable to the GFN Stockholders and Tricom. Once duly qualified and elected, the director nominated by the Telecable Stockholders shall serve until his or her respective successor is duly qualified and elected or appointed.

        (c)  The right of the Telecable Stockholders to nominate one member of the Board pursuant to this Article III shall terminate one year after such date as the number of shares of Tricom's outstanding Common Stock collectively held by the Telecable Stockholders is less than seven (7.0%) percent of Tricom's outstanding Common Stock.

ARTICLE IV.
TRANSFER RESTRICTIONS

        Except as provided in Section 11 of the Purchase Agreement, the Escrow Agreement, the Registration Rights Agreement and this Agreement, no purchase, sale, gift, endorsement, assignment (including an assignment of voting or other rights), transfer, pledge, encumbrance or other disposition, whether voluntary, involuntary or by operation of law, including, without limitation, any transfer pursuant to a divorce decree (collectively, a "Transfer"), of Common Stock by any Telecable Stockholder shall be valid and binding unless made in accordance with the terms and conditions of this Agreement and applicable securities laws. Notwithstanding the foregoing, any Telecable Stockholder may Transfer any of his, her or its Common Stock to (i) any party if such Transfer is made pursuant to an effective Registration Statement or in a Transfer pursuant to Rule 144 promulgated by the SEC under the 1933 Act in which case such transferee need not become a party to, and will not be entitled to any of the rights or benefits, or be bound by any of the obligations of, this Agreement, or (ii) a Permitted Transferee; provided that the Common Stock of any such Permitted Transferee, as a condition to the effectiveness of such Transfer, shall remain subject to all of the provisions of this Agreement and such Permitted Transferee agrees in writing to be bound by the terms of this Agreement to the same extent as his, her or its transferor was bound. The attempted Transfer of any Common Stock in violation of the provisions of this Agreement shall be null and void.

ARTICLE V.
RIGHT OF CO-SALE; DRAG-ALONG

        Section 5.1    Right of Co-Sale.

        (a)  Except as set forth in Paragraph (c) below, if, at any time, the GFN Stockholder, wishes to sell any Common Stock owned by it in a Qualifying Transaction to any Person (a "Purchaser"), any Telecable Stockholder shall have the right to require, as a condition to such sale, that the Purchaser simultaneously purchase from such Telecable Stockholder, at the same price and on the same terms, the same percentage of Common Stock held by such Telecable Stockholder as such sale by the GFN Stockholder represents with respect to the Common Stock then owned by the GFN Stockholder, unless the Qualifying Transaction also is a Change of Control Transaction in which case such Telecable Stockholder shall have the right to require the Purchaser to simultaneously purchase from such Telecable Stockholder all of its shares of Common Stock at such price and on such terms. If the GFN Stockholder wishes to sell any Common Stock owned by it in a Qualifying Transaction to a Purchaser, it shall promptly give written notice (specifying such price and terms and conditions) of such proposed sale to the Telecable Stockholder Representative. If any Telecable Stockholder wishes to participate in any such sale or other disposition, such Telecable Stockholder shall notify the GFN Stockholder in writing of the number of shares of Common Stock, if any, which it desires to sell to the Purchaser. Such notice shall be delivered within ten days after receipt of written notice of the proposed sale from the GFN Stockholder.

        (b)  The GFN Stockholder shall use his, her or its commercially reasonable efforts to obtain the agreement of the Purchaser to the full desired participation of the Telecable Stockholders in the contemplated sale or other disposition, and the GFN Stockholder shall not transfer any Common Stock to such Purchaser if such Purchaser declines to permit the Telecable Stockholders to sell all of the shares he, she or it requests to sell.

        (c)  The provisions of this Section 5.1 shall not apply to (i) any transfer of Common Stock to a Permitted Transferee in compliance with this Agreement or (ii) any sale of shares of Common Stock (or depositary shares or receipts representing such shares) by the GFN Stockholder in an underwritten public offering. Telecable Stockholders may not sell any shares pursuant to this Section 5.1 then held pursuant to the Escrow Agreement as Indemnity Shares, as defined in the Escrow Agreement.

        Section 5.2    Drag-Along Rights.

        (a)  Notice.    If the GFN Stockholder receives a bona fide offer from a third party to purchase shares of its Common Stock in a Qualifying Transaction, (as such offer may be amended, from time to time, a "Bona Fide Offer"), the GFN Stockholder shall promptly notify the Telecable Stockholder Representative in writing of the price and other terms and conditions of the Bona Fide Offer (the "Drag Along Notice"). Each Telecable Stockholder shall be obligated to sell to such third party (the "Drag Along Purchaser") the same percentage of Common Stock held by such Telecable Stockholder as such sale by the GFN Stockholder represents with respect to the Common Stock then owned by the GFN Stockholder, unless the Qualifying Transaction also is a Change of Control Transaction, in which case each Telecable Stockholder shall sell that number of shares of Common Stock as the GFN Stockholder may determine, in its discretion. Any sale by a Telecable Stockholder pursuant hereto shall be on the terms set forth in the Bona Fide Offer (subject to the conditions set forth in this Section 5), as such Bona Fide Offer may be amended by agreement of the GFN Stockholder.

        (b)  At least twenty days prior to the proposed closing of the Bona Fide Offer, the GFN Stockholder shall notify in writing (the "Closing Notice") each Telecable Stockholder of the date of the proposed closing, and each holder shall, within ten days after receipt of such notice, deliver to the GFN Stockholder certificates representing all of his, her or its Common Stock, in proper form for transfer, together with a limited power-of-attorney (with full power of substitution) authorizing the GFN Stockholder or its designated representative to deliver such certificates to the Drag Along Purchaser in consummation of the Bona Fide Offer and to execute all other documents required to be executed in connection therewith; provided, however, that any indemnity by the Telecable Stockholders in favor of such Drag Along Purchaser in such documents shall be several, and not joint, and each Telecable Stockholder's individual liability thereunder shall not exceed the cash proceeds to be received by such Telecable Stockholder in such sale. Pending consummation of the sale under this Section 5.2, the GFN Stockholder shall promptly notify the holders of Common Stock of any changes in the expected timing of closing of such transaction or any other material developments in connection therewith. At such closing, the GFN Stockholder shall remit to each other holder of Common Stock the consideration paid in such transaction attributable to such holder's shares.

        (c)  If, within the lesser of 90 days after the giving of the Closing Notice or 180 days after the date of the Drag Along Notice, the Bona Fide Offer has not been completed, the GFN Stockholder shall promptly return to each Telecable Stockholder all certificates representing its Common Stock and the limited powers-of-attorney previously delivered by it to the GFN Stockholder, and the GFN Stockholder shall notify the Drag Along Purchaser that the Bona Fide Offer has been terminated. To the extent that fewer than all of the shares of Common Stock represented by the certificates delivered by any Telecable Stockholder are sold in consummation of the Bona Fide Offer, the GFN Stockholder shall cause a certificate representing the number of shares of Common Stock not so sold to be issued in the name of and delivered to such Telecable Stockholder.

        Section 5.3    Stock Covered.    Except as otherwise provided herein, the provisions of this Article V shall apply to all of the Common Stock, now owned or which may be hereafter acquired by any party hereto in consequence of any additional issuance, purchase, exchange or reclassification of shares of stock, corporate reorganization or any other form of recapitalization, consolidation or merger or share split or share dividend, or which are acquired by any party hereto, in any other manner.

        Section 5.4    Closing Mechanics.

        (a)  The closing of any purchase of Common Stock under this Agreement shall take place at a location mutually acceptable to the parties involved in the purchase on a business day that is no more than ten business days after all other conditions and time periods to such purchase provided for in this Agreement have been met, complied with or waived; provided that such closing shall be postponed for up to 180 days to the extent necessary to obtain any required approvals from any Governmental Authority. The parties involved in the purchase and Tricom, if it is not such a party, shall cooperate and take commercially reasonable actions in order to obtain such required approvals in a timely manner.

        (b)  At each such closing, the following actions shall be taken:

            (i)  the purchaser of shares of Common Stock shall deliver or cause to be delivered to the seller of such Common Stock (A) the purchase price of such shares of Common Stock in cash by wire transfer thereof in immediately available funds to an account or accounts designated at least three full business days prior to the date of such closing by the seller in a written notice to the purchaser, (B) a receipt for the shares of Common Stock being purchased, and (C) any other documents, certificates or agreements reasonably necessary to effect such purchase and such other evidence of the performance of all of the covenants and the satisfaction of all conditions as the seller shall reasonably require; and

          (ii)  the seller of shares of Common Stock shall deliver or cause to be delivered to the purchaser of such Common Stock (A) a certificate or certificates representing all of the shares of Common Stock to be sold, duly endorsed in blank or, in lieu thereof, accompanied by stock powers duly executed in blank, and in proper form for transfer, (B) a receipt for the purchase price being paid, and (C) any other documents, certificates or agreements reasonably necessary to effect such purchase and such other evidence of the performance of all of the covenants and the satisfaction of all conditions as the purchaser shall reasonably require.

ARTICLE VI.
MISCELLANEOUS

        Section 6.1    Entire Agreement.    This Agreement (including the agreements and any schedules and exhibits referred to in this Agreement, which are incorporated in and constitute a part of this Agreement) contains the entire agreement of the parties and supersedes all prior oral or written agreements and understandings with respect to the subject matter. This Agreement may not be amended or modified except by a writing signed by the parties hereto.

        Section 6.2    Binding Effect; Benefit.    This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors, legal representatives and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto, and their respective heirs, successors, legal representatives and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

        Section 6.3    Assignability.    Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by any party hereto, except in connection with a transfer of Common Stock pursuant to the terms hereof. Any Person acquiring Common Stock who is required by the terms of this Agreement to agree in writing to be bound by the terms of this Agreement shall execute and deliver to Tricom an agreement to be bound by this Agreement and shall thenceforth be a party hereto.

        Section 6.4    Waiver; Termination.

        (a)  This Agreement or any of its provisions may not be waived except in writing. The failure of any party to enforce any right arising under this Agreement on one or more occasions will not operate as a waiver of that or any other right on that or any other occasion.

        (b)  This Agreement shall terminate at such time that the Telecable Stockholders collectively have Transferred that number of shares equal to (i) 80% of the number of Registrable Securities, as defined in the Registration Rights Agreement, acquired by.the Telecable Stockholders pursuant to the Purchase Agreement, less (ii) the number of Registrable Securities sold to the GFN Stockholder on or about the date hereof.

        Section 6.5    Notices.    Any notice, request, demand, waiver or other communication required or permitted to be given under this Agreement will be in writing and will be deemed to have been duly given only if delivered in person or sent by courier or, if receipt is confirmed, by telecopier:

To Tricom at:
Tricom, S.A. Avenida Lope de Vega No. 95 Santo Domingo, Dominican Republic Attn: Carlos F. Vargas Telecopy: (809) 476-4412
with a copy to:
Piper Marbury Rudnick & Wolfe LLP 1251 Avenue of the Americas New York, New York 10020-1104 Attn: Steven L. Wasserman, Esquire Telecopy: (212) 835-6001
To Telecable Stockholders to the Telecable Stockholder Representative at:
Marino Ginebra Edificio La Cumbre, 7th fl. Tradentes Avenue Santo Domingo, Dominican Republic Telecopy: (809) 567-8909
with a copy to:
Headrick Rizik Alvarez & Fernandez Elvira de Mendoza No. 51 Santo Domingo, Dominican Republic Telecopy: (809) 685-2936
If to any of the GFN Stockholder then to:
Tricom, S.A. Avenida Lope de Vega No. 95 Santo Domingo, Dominican Republic Attn: Carlos F. Vargas Telecopy: (809) 476-4412
with a copy to:
Piper Marbury Rudnick & Wolfe LLP 1251 Avenue of the Americas New York, New York 10020-1104 Attn: Steven L. Wasserman, Esquire Telecopy: (212) 835-6001

Any party may change the address to which notices are required to be sent by giving notice of such change in the manner provided in this Section. All notices will be deemed to have been received on the date of delivery, which in the case of deliveries by telecopier will be the date of the sender's confirmation. If the last day permitted for the giving of any notice or the performance of any act required or permitted under this Agreement falls on a day which is not a Business Day, the time for the giving of such notice or the performance of such act will be extended to the next succeeding Business Day.

        Section 6.6    Captions.    The Section and other captions of this Agreement are for convenience only and do not constitute a part of this Agreement.

        Section 6.7    Counterparts.    This Agreement may be executed in counterparts, each of which shall be deemed to be an original.

        Section 6.8    Choice of Law.    This Agreement and the rights of the parties under it will be governed by and construed in all respects in accordance with the laws of the State of New York, without regard to the conflicts of laws rules of the State of New York.

        Section 6.9    Specific Enforcement.    Each party hereto acknowledges that the remedies at law of the other parties for a breach or threatened breach of this Agreement would be inadequate and, in recognition of this fact, any party to this Agreement, without posting any bond, and in addition to all other remedies which may be available, shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available.

        Section 6.10    Arbitration.

        (a)  Any dispute arising out of or in connection with this Agreement shall be submitted for arbitration in New York, New York U.S.A. to be conducted by the American Arbitration Association in accordance with its substantive and procedural rules. All such proceedings shall be conducted in English and a daily transcript shall be prepared in English. In the event that a dispute arises between (i) Tricom and the GFN Stockholder or the Telecable Stockholders or (ii) between the GFN Stockholder and the Telecable Stockholders, three arbitrators shall be selected as follows: (x) in the case of (i) above, one shall be selected by Tricom and either the GFN Stockholder or the Telecable Stockholders, and (y) in the case of (ii) above, one shall be selected by each of the GFN Stockholder and the Telecable Stockholders, and the third shall be selected by the other two arbitrators, which third arbitrator shall concurrently serve as Chairman of the arbitration panel; provided, that if either party does not select an arbitrator within fifteen (15) Business Days of the date of any notice of arbitration, then the arbitrator selected by the other party may select the remaining two arbitrators. All of the arbitrators shall be fluent in both the English and Spanish languages. The English language text of this Agreement shall be used in any arbitration proceedings commenced pursuant to this Section 6.10. Arbitration awards shall be final and binding upon the parties hereto. The costs of arbitration shall be determined by the arbitration panel. Any award of the arbitrators shall be enforceable by any court having jurisdiction over the party or parties against which the award has been rendered, or wherever assets of the party or parties against which the award has been rendered can be located.

        (b)  In any dispute arising under this Agreement among any of the parties hereto, the costs and expenses (including, without limitation, the reasonable fees and expenses of counsel) incurred by the prevailing party shall be paid by the party that does not prevail.

        Section 6.11    Severability.    Any term or provision of this Agreement which is invalid or unenforceable will be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining rights of the Person intended to be benefited by such provision or any other provisions of this Agreement.

        Section 6.12    Amendments to Laws.    Any reference to a section, form, rule or regulation includes any successor section, form, rule, regulation or law.

        Section 6.13    Confidential Information.    Each of the parties hereto shall exercise all of its powers so as to assure that its Affiliates, directors, officers, agents and employees and Tricom shall keep secret all trade secrets, know-how and other confidential information of Tricom and its Affiliates and shall not use any of such confidential information except as authorized in writing by the owner thereof. This obligation shall survive the termination of this Agreement for a period of three (3) years. This Section 5.13 shall not apply to any information (i) after it has come into the public domain through no fault of the party to whom such information was disclosed, (ii) if it is disclosed to others by the owner of such confidential information without any restrictions of confidentiality, (iii) if it was or becomes known to the recipient without breach of this or any other obligation of confidentiality, (iv) if it is independently developed by the recipient, or (v) if disclosure is required by judicial or prosecutorial action.

        Section 6.14    Confidentiality of Agreement.    Each party hereto shall, and shall exercise all of its powers so as to assure that such party's Affiliates, directors, officers, agents and employees shall keep secret the existence of and the terms and conditions of this Agreement, unless disclosure is required by statutory, regulatory or other governmental requirement or by actual or potential lenders to Tricom.

        Section 6.15    Expenses.    Except as otherwise expressly provided in this Agreement (which expenses the parties will pay as so provided), each party will pay all of its expenses, including attorneys' and accountants' fees, in connection with the negotiation of this Agreement, the performance of its obligations and the consummation of the transactions contemplated by this Agreement.

        Section 6.16    Construction.    This Agreement has been negotiated by the parties and their respective legal counsel, and legal or equitable principles that might require the construction of this Agreement or any provision of this Agreement against the party drafting this Agreement will not apply in any construction or interpretation of this Agreement.

        The parties have executed this Agreement as of the day and year first written above.

TRICOM, S.A.
By:	/s/ CARLOS VARGAS Title: Chief Financial Officer
OLEANDER HOLDINGS, INC.
By:	/s/ HECTOR CASTRO NOBOA Name: Hector Castro Noboa Its: Secretary
WALBECK OVERSEAS LIMITED
By:	/s/ MARINO GINEBRA Name: Marino Ginebra Its: Director

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  Exhibit 4.2